Ethical Conduct Policy

OCCULOGIX, INC.

POLICY OF ETHICAL STANDARDS FOR BUSINESS CONDUCT

I. Introduction

It is the policy of OccuLogix, Inc. hereinafter called the "Company"), to conduct all business transactions in accordance with the highest ethical standards. This document (the "Policy") sets forth the ethical standards all employees (including all officers) and directors of the Company are expected to abide by when acting on behalf of the Company. Any employee who shall be found to have violated this policy shall be subject to disciplinary action, up to and including termination. Any claim that a Director has violated this policy will be reviewed by the full Board of Directors.

II. Business Ethics and Conduct

1. Compliance with Laws: All individuals shall conduct their business affairs on behalf of the Company in accordance with all applicable laws of the United States, Canada and other governmental jurisdictions in which the Company does business, and shall observe the highest standards of business ethics. Specifically, and without limitation:

•	All individuals must observe the antitrust laws, consumer protection laws, health and safety laws and all other laws governing the marketplaces in which we operate.
•	All individuals must display the highest standard of legal and ethical behavior with respect to the intellectual property rights of third parties.
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All individuals involved in the preparation, review and filing of financial reports and other information for public disclosure regarding the Company must comply with the laws and regulations regarding such activities. All employees who provide information as a part of this process must comply with the Company's disclosure controls and procedures.

In addition, the use of the Company's funds, services or assets for any personal, unlawful or improper purposes is strictly prohibited. No individual shall engage in the practice of purchasing privileges or special benefits on behalf of the Company through the payment of bribes, gratuities or other forms of payoffs. No individual shall accept payment from domestic or foreign companies in violation of any law.

2. Political Contributions: Political contributions are highly regulated on the federal, state, provincial and local governmental levels. No contributions may be made with Company funds or in the name of/on behalf of the Company without authorization from the Board of Directors.

3. Payment to Government Personnel: No payment shall be made directly or indirectly to obtain favorable action by any public official or government agency. Gifts or services to, or lavish entertainment of, government personnel are strictly prohibited since they may be construed as attempts to influence government decisions in matters affecting the Company.

4. Commercial Bribery: No individual shall engage, or authorize an agent of the Company to engage, in the soliciting, receiving or accepting, either directly or indirectly, of any bribe, kickback or other improper payment from any associate or agent of any supplier, landlord, lessee, competitor or other entity dealing with the Company.

III. Conflicts of Interest

1. Acceptance of Gifts: Company policy generally prohibits the acceptance of gifts or gratuities from any of the Company's current or potential business partners (whether they be vendors, landlords, competitors, outside consultants or others), whether in the form of money, merchandise, services or any other form (other than non-cash promotional gifts of nominal value $100 or less generally used for promotional purposes by such business partners). If any such gift is offered to an individual by such a business partner, and if such individual's best judgment is that acceptance of such gift (i) is in the best interest of the Company, and (ii) would not interfere with their ability to exercise independent judgment on behalf of the Company regarding future transactions with such business partner, then it is the individual's obligation and responsibility, prior to accepting the gift, to inform a Company Vice President (or, in the case of an Executive Officer, the President), who shall make the determination as to whether and under what limited circumstances the gift may be accepted. In situations where the gift (other than a promotional gift) has already been received, it is the employee's obligation and responsibility to inform a Company Vice President (or, in the case of an Executive Officer, the President), who shall determine the proper disposition of such gift. In most cases the proper disposition will be the equitable distribution of such gifts among other employees of the Company. Gifts from current or potential business partners given or offered to any Director should be reported to the Lead Director, who will make a determination in accordance with the above standards.

2. Entertainment and Business Meals: Company policy generally prohibits the acceptance of offers of entertainment from any of the Company's current or potential business partners (whether they be vendors, landlords, competitors, outside consultants or others), such as tickets to shows or sporting events, non-business travel, vacation arrangements, etc. If any such offer is made to an individual by such a business partner, and if such individual's best judgment is that acceptance of such offer (i) is in the best interest of the Company, and (ii) would not interfere with their ability to exercise independent judgment on behalf of the Company regarding future transactions with such business partner, then it is the individual's obligation and responsibility, prior to accepting such offer, to inform a Company Vice President (or, in the case of an Executive Officer, the President), who shall make the determination as to whether and under what limited circumstances the offer may be accepted. Acceptance of invitations to occasional business meals from such current or potential business partners involves an acceptable and normal business practice if kept within reasonable limits; however, the frequency, cost and other circumstances surrounding such business meals should not be such that the individual's ability to exercise independent judgment on behalf of the Company is or may appear to be compromised. In all cases, employees must inform a Company Vice President (or, in the case of an Executive Officer, the President) prior to the occurrence of such business meals.

3. Investing in Suppliers or Competitors: Individuals must avoid investments in any company if that investment interferes or might appear to interfere with their independent business judgment. The determination of whether any such investment is improper depends on the facts and circumstances of each case. An investment would likely be viewed as inappropriate if the Company and the other company have a business relationship or are competitors and the individual's financial interest is of such a size that his or her decision making process could or might appear to be influenced. Similarly, an investment of any size would likely be viewed as inappropriate if made while the individual was in active negotiations with the other company. However, as a general rule, to the extent the individual neither has nor is likely to have any direct business dealings with the other company, an investment would not be deemed improper if it (i) is in a company whose shares are registered on a national securities exchange; (ii) represents less that one tenth of 1 % of the shares outstanding of the company in question; and (iii) is made without the use of material non-public information gained during the course of employment with the Company. Investments that do not meet this criteria must be disclosed to, and approved by, the Board of Directors. For purposes of this Policy, investment means stocks, bonds, notes, debentures, options, etc. Ownership of broad based mutual funds that may hold investments prohibited by this Policy is not deemed to be a violation.

4. Outside Employment: Subject to the following conditions, employees may hold jobs outside the Company. All employees must meet the performance standards of their job with the Company. All employees will be judged by the same performance standards and will be subject to the Company's scheduling demands, regardless of any outside work requirements. If the Company determines that an employees' outside work interferes with performance or the ability to meet the requirements of the Company as they are modified from time to time, the employee may be asked to terminate the outside employment if he or she wishes to remain with the Company. Outside employment that, in the sole discretion of the Company, constitutes a conflict of interest, that may result in the disclosure of the Company's confidential information, that has the appearance of impropriety, or that may otherwise damage the reputation of the Company (i.e. employment with a direct competitor, major vendor or supplier) is not permitted and the Company may require an employee to terminate such employment in order to remain with the Company.

5. Indirect Violations: An individual should not be indirectly involved (i.e. through a spouse, family member or friend) in any activity which would violate this Policy if he/she engaged in the conduct themselves. For example, if an investment by an employee in a company would be inappropriate under section III(3) of this Policy, it would also be inappropriate for the employee to make such an investment through a spouse, family member or personal friend.

IV. Employee Honesty

As each of us experiences more personal accountability, we must ensure that we maintain the highest level of intellectual honesty in our daily responsibilities. Examples of conduct that are considered to violate this standard include but are not necessarily limited to:

•	Knowingly failing to bring to senior management's attention violations of any provisions of this Policy of which you become aware.

•	Misstating of inventory by non-compliance with Company policies or procedures through deliberate action.

•	Deliberate disregard for policies or procedures in order to manipulate a result regardless of whether or not the effect is positive or negative upon the Company.

•	Purchasing merchandise with an employee discount for the purpose of re-selling such merchandise for personal gain.

Obviously, all situations cannot be covered by a policy statement. Good judgment coupled with a high sense of personal integrity is the best policy.

V. Authorized Use of Company Property/No Expectation of Privacy

As with all Company assets, the Company's telephones, computers, telecopiers, office supplies and electronic mail are intended for authorized business use only.

Authorized Company personnel must have access to information stored on our computers including our electronic mail system. This may include, but not be limited to, receiving business information, trouble shooting, preventing system misuse, assuring compliance with policies, etc. Given these business requirements, individuals should not have any expectation of privacy with regard to Company files, disks, storage areas, computer systems or electronic mail, including messages sent or received using Company systems.

VI. Confidential Information

Individuals may not disclose any Confidential Information to any person outside of the Company. Individuals may not disclose Confidential Information to anyone within the Company other than when necessary in the course of and relating to his or her legitimate activities on behalf of the Company. Individuals should also avoid any casual conversation concerning any Confidential Information in public areas, where Confidential Information may be overheard by persons outside the Company and/or persons within the Company who do not have any business need to know such information. Employees' and Directors' obligation not to disclose Confidential Information shall continue after cessation of employment or directorship, respectively, unless and until the information becomes generally known to the public by reasons other than improper disclosure. A more complete discussion of the Company's policy on Confidential Information is contained in the Employee Handbook.